September 13, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Ms. Anne Nguyen Parker
Branch Chief

Re:	Pioneer Southwest Energy Partners L.P.
Registration Statement on Form S-1
Filed July 26, 2007
File No. 333-144868
Ladies and Gentlemen:
     Set forth below are the responses of Pioneer Southwest Energy Partners L.P., a Delaware limited partnership (the “Partnership”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 23, 2007, with respect to the Partnership’s Form S-1 initially filed with the Commission on July 26, 2007, File No. 333-144868 (the “Registration Statement”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).
     For your convenience, each response is prefaced by the text of the Staff’s corresponding comment in italics.
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement accordingly.

2.	Update the document to provide the latest available information. For example, please update the information regarding the status of your application for listing on the New York Stock Exchange and if applicable, any credit agreement that you have entered into or are likely to enter into.

Response: We acknowledge the Staff’s comment, have updated the disclosure in Amendment No. 1, and will further update the disclosure in future amendments to provide the latest available information.

Securities and Exchange Commission September 13, 2007 Page 2
3.	We note that you omit information required by Regulation S-K, not all of which is related to information that may be omitted as specified by Rule 430A of Regulation C. For example, consistent with the requirements of Item 501(b)(3) of Regulation S-K. revise to include the proposed price range. Additionally, information is missing on pages 10, 66, 101, 104 and 146. We may have additional comments once we review any additional disclosure.

Response: We acknowledge the Staff’s comment, have updated the disclosure in Amendment No. 1, and will further update the disclosure in future amendments to provide the latest available information. We will provide all remaining information prior to the distribution of the preliminary prospectus, except for information that we are entitled to omit under Rule 430A.

4.	Please update the financial statements and related disclosure included in the prospectus.

Response: We acknowledge the Staff’s comment and have revised the Registration Statement to include information as of June 30, 2007.

5.	We note that the general partner has the right to call and purchase all common units. Please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised, if applicable. If you believe an exemption from the tender offer rules would be available, please explain why.

Response: We believe that the tender offer rules are not applicable to the limited call right of the general partner because Rule 13e-4(h)(1) of the Securities Exchange Act of 1934 provides that “this rule shall not apply to calls or redemptions of any security in accordance with the terms and conditions of its governing instruments.” Section 15.1 of our partnership agreement provides our general partner or any of its affiliates with the limited call right described in the Registration Statement. In addition, we are advised that similar limited call right provisions have been provided for in the partnership agreements of numerous previous publicly traded limited partnerships and that the Staff has previously agreed that the tender offer rules do not apply to such limited call rights.

6.	Please file all omitted exhibits, including opinions of counsel, as soon as practicable. Also file all material contracts as exhibits. In this regard, please file the indemnity agreement between Pioneer Natural Resources Company (Pioneer) and the Partnership that was executed as a result of the volumetric production payment associated with the properties you will be acquiring. Ensure that your disclosure is appropriately revised to address the material terms of all such omitted exhibits. Please be advised that we will need sufficient time to review these materials prior to effectiveness.

Response: We acknowledge the Staff’s comment and will undertake to file all omitted exhibits as soon as practicable. The indemnity arrangement between Pioneer and the Partnership related to the volumetric production payment associated with the properties we will acquire is contained in the Omnibus Agreement to be entered into prior to the closing of the offering, a form of which is filed as exhibit 10.4 with Amendment No. 1. We have also filed forms of the Partnership Agreement and Administrative Services Agreement with Amendment No. 1. We will file all remaining exhibits with a future amendment to allow

Securities and Exchange Commission September 13, 2007 Page 3
the Staff a sufficient amount of time to review them prior to the distribution of the preliminary prospectus.
Cover page
7.	We direct you to Release No. 33-6900 which is applicable to offerings of limited partnership interests. The disclosure on the cover page is lengthy. Please revise to more clearly and concisely identify the principal risks disclosed. Additionally, make reference to the risk associated with the unitholders’ limited voting rights.

Response: We have revised the Registration Statement accordingly. Please see the prospectus cover page.
Summary, page 1
8.	Given your stated distribution policy, provide further clarity regarding how you intend to balance the need to acquire more properties in your area of operations with the planned cash distribution goal of $0.30 per quarter. Rather than stating that you will reinvest a “sufficient” amount of your cash flow in acquisitions, revise to indicate a general or estimated percentage of cash flow that would be set aside for such acquisitions, to the extent known. For example, disclose that in estimating the minimum amount of EBITDAX that you must generate to pay your initial quarterly distribution to the unitholders for each quarter for the twelve months ended September 30, 2008, you have assumed that you will incur capital expenditures of $17 million for acquisitions in order to allow you to maintain a flat production profile. Provide similar quantitative disclosure in your risk factor on page 18 regarding your need to make acquisitions.

Response: We have revised the Registration Statement accordingly. Please see pages 1, 18 and 73.

9.	Clarify the relative importance to your plan of operations and the impact to your distribution policy, if any, depending on how you choose to fund your acquisitions (i.e. cash flow from operations or through the use of external financing such as a credit facility).

Response: We have revised the Registration Statement accordingly. Please see pages 1 and 73.

10.	You place significant emphasis on your accretive growth strategy as a competitive strength. In this regard, while we acknowledge your disclosure that Pioneer has no legal obligation to allow you the opportunity to purchase additional assets in your area of operations, you also preface your statement with disclosure that suggests Pioneer’s “significant ownership stake” in the company will lead it to offer you additional assets. Please revise to provide more balanced disclosure.

Response: We have revised the Registration Statement accordingly. Please see page 2.

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11.	Much of the disclosure in this section is focused on the activities of Pioneer and its historical operations on a combined basis. Insufficient disclosure is provided regarding your historical and planned operations based on analysis of the contributions to revenues of the assets you will acquire upon consummation of the offering. Please revise your disclosure accordingly.

Response: We have revised the Registration Statement accordingly. Please see page 2.

12.	Eliminate duplicative disclosure in the summary. We note repetitive disclosure on pages 1 and 3 regarding the size of Pioneer as an operator in the Spraberry field and on pages 2 and 3 regarding Pioneer’s intent to use your company as the primary vehicle to monetize and acquire mature properties in your area of operations.

Response: We have revised the Registration Statement accordingly. Please see pages 1 through 3.

13.	Please provide objective, verifiable support for the following statements:
•	[a]ccording to the Energy Information Administration, the Spraberry field is the seventh largest field in the United States;” and

•	“. . . based on 2006 production, Pioneer is the largest operator in the Spraberry field...”
To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.

Response: We have supplementally provided the source materials for the statement of the Energy Information Administration. We have modified the second statement (that Pioneer is the largest operator in the Spraberry field) as our own belief. This belief is based on publicly available data from the Texas Railroad Commission, which was gathered for us by W.D. Von Gonten & Co. for a fee.

We have revised the Registration Statement accordingly. Please see pages 1 and 73.
Summary of Risk Factors, page 3
Risks Related to Our Business, page 3
14.	Supplement your disclosure in the last bullet point to more accurately reflect the risk associated with your dependence on the operator as disclosed on page 23. In this regard, you should reference your inability to change operators and the other restrictions you are subject to pursuant to the Omnibus Agreement.

Securities and Exchange Commission September 13, 2007 Page 5
Response: We have revised the Registration Statement accordingly. Please see pages 3 and 23.
Risk Factors, page 16
15.	Revise your discussion throughout this section to more concisely present the risks that are particularly relevant to you and your operations. Remove excessive and duplicative disclosure. In this regard, we note that you include many risk factors that are almost over a page in length or more. Moreover, duplicative risk factor disclosure has been provided, for example, pertaining to your proposed hedging activities and need to make substantial acquisitions. Please revise your disclosure accordingly.

Response: We have revised the Registration Statement accordingly. Please see pages 17, 18, 20, 21, 24, 28 and 34.

16.	Revise the heading of your risk factors and ensure that they properly capture the risks being disclosed. For example, the risk associated with the limitations imposed on your operations by owners of the properties on which your wells are situated is not reflected in the heading. Note also on page 18 in the second risk factor, the heading should be revised to further emphasize the potential risk associated with your inability to obtain capital or financing.

Response: We have revised the Registration Statement accordingly. Please see pages 17, 18, 21, 23 and 24.
Non-GAAP Financial Measures, page 13
17.	We note EBITDAX excludes exploration and abandonment expenses and other non-cash charges related to the hedge related activity and equity-based compensation, which are recurring items. Please revise your disclosure to clearly address why these amounts have been excluded from the measure and why the resulting measure is more useful than net income in an investor’s understanding of your business. Please refer to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the staff on June 13, 2003 and SAB Topic 14:G for further guidance.

Response: As stated on pages 13 and 61 of the Registration Statement, we do not believe EBITDAX is an alternative to any measure of financial performance or liquidity presented in accordance with GAAP. And we do not believe that EBITDAX is more useful than net income in an investor’s understanding of our business. However, as stated on pages 13 and 61 of the Registration Statement, we believe that it is a useful measure to assess the liquidity and performance of the Partnership. Further, as disclosed on pages 13 and 61, we will be required to report to our lenders under our credit facility this measure to determine our compliance with the leverage and interest coverage tests thereunder and is therefore an extremely meaningful measure for the investors’ understanding of the covenant restrictions imposed by the credit facility.

We have referred to Questions 8 and 9 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures issued by the Staff on June 13, 2003 and SAB Topic 14:G for further guidance and respectfully submit that our exclusion of exploration expense and the noncash charges associated with hedge related activity and noncash equity-based compensation is not meant to eliminate or smooth items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge within the prior two years. At present we do not expect that the Partnership will incur exploration expense; noncash hedge related activity, unless hedge derivatives are terminated prior to their scheduled maturities; or noncash equity-based compensation expense until we issue noncash equity-based compensation. However, if expenses of these types are encountered in the future, EBITDAX excluding these expenses will not only be reported to our lenders under our credit facility but will also be used by management to measure and assess the liquidity and performance of the Partnership and is therefore extremely meaningful to investors.

We have revised the Registration Statement to clarify the disclosure. Please see pages 13 and 61.
Risk Related to Our Business, page 16
“Our initial assets....” page 17
18.	Please revise to disaggregate from the discussion, the separate risks disclosed. For example, the risk associated with your lack of ownership of the properties from which your production is derived is distinct from the risk associated with the migration of reservoir fluids.

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Response: We have revised the Registration Statement accordingly. Please see pages 3 and 17.

Risks Related to an Investment in Us, page 28
“Cost reimbursements to Pioneer...,” page 29
19.	You disclose that even if Pioneer did not incur a cash tax expense, you may still be required to reimburse Pioneer for certain taxes you would have otherwise owed. To provide further context to the disclosure, please provide, if known, a reasonable estimate of the amounts that you would have had to pay to Pioneer based on the financial results and tax position as of December 31, 2006.

Response: As stated in the Registration Statement, the only state and local income tax to which the Partnership is currently subject is the Texas margin tax, which was enacted in 2006 and became effective for 2007. The tax rate associated with the Texas margin tax is approximately 1% of gross margin, as defined. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes,” the Partnership Predecessor recorded the estimated effect of a change in tax law of approximately $345,000. In the Partnership Predecessor Statement of Operations for the six months ended June 30, 2007, approximately $203,000 (or 1% of income before taxes) was reflected as deferred income taxes.

Although we do not view this tax as material to the Partnership, we have revised the Registration Statement to clarify that the tax expense is comprised of a 1% gross margin tax. Please see page 29.
Cash Distribution Policy and Restrictions on Dividends, page 40
20.	Please expand the tables presented on pages 43 and 45 to include the calculations of your debt covenants under the new credit facility to demonstrate if you would have been or expect to be in compliance as of December 31, 2006, March 31, 2006 and September 30, 2008.

Response: We have added placeholders for the calculations of the debt covenants in our new credit facility in the tables on pages 43 and 45. We are still in the process of negotiating a final term sheet for our credit facility. We acknowledge the Staff’s comment and will update the disclosure in future amendments.

21.	Please expand your disclosure in sub note (a) to the table presented on page 45 to clarify how the $4 million excess cash available is calculated.

Response: We have revised the Registration Statement accordingly. Please see page 46.

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Capital Expenditures and Expenses, page 49
22.	We note you have forecasted approximately $17 million in growth capital expenditures for the twelve months ended September 30, 2008. Tell us how you have considered and included maintenance capital expenditures in the table on page 45. In addition, please clarify note(c) to the table on page 43 to identify if these expenditures were incurred for growth capital purposes only. If so, in a similar manner, please expand these disclosures to address how you have accounted for maintenance capital expenditures in the table presented on page 43.

Response: The Staff’s inquiry noted our forecast as $17 million in “growth capital expenditures” for the twelve months ended September 30, 2008, which forecast has now been updated to be $16 million for the twelve months ended December 31, 2008. To clarify, the forecasted amount is a reserve of cash to make acquisitions in the future to replace our production and proved reserves. This is described in the last two sentences of the paragraph under “Capital Expenditures” on page 50 of the Registration Statement.

We have made revisions to the Registration Statement to clarify and enhance the disclosures. Please see pages 44 and 46.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 56
Production Expenses and General and Administrative Expenses, page 59
23.	Please supplement the disclosure and specify the dollar amount represented by the Council of Petroleum Accountants’ Societies or COPAS fee.

Response: We have revised the Registration Statement accordingly. Please see pages 15, 60 and 78.
Results of Operations for Pioneer Southwest Energy Partners L.P. Predecessor, page 62

Comparison of the three years ended December 21, 2006 and the three months ended March 31, 2006 and 2007, page 62
Production, page 63
24.	Explain the reasons for the decreases in production in the year ended December 31, 2005 relative to December 31, 2006. Also explain the reason for any increase or decrease in production for the recently ended period as compared to the same period last year. Provide similar explanatory disclosure for increases or decreases in the other categories within your results of operations, such as the G&A expenses, for the recently ended period.

Response: We have reviewed the increases or decreases in results of operations and provided enhanced disclosure where appropriate. As it relates to the decrease in production for the year ended December 31, 2006 as compared to December 31, 2005, we respectively submit that the decrease of 16 BOEPD between the periods is not a material change that requires additional disclosure.

We have made revisions to the Registration Statement to enhance the disclosure, as discussed above. Please see pages 63 through 66.

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Liquidity and Capital Resources
Volumetric Production Payment Indemnity, page 67
25.	We note that virtually all the wells that will be contributed and sold to you will remain subject to the volume production payment (VPP) commitment. It is unclear why the production from the wells would not be required to meet the VPP obligation. In addition, your disclosures in Note 7 on page F-34 state virtually all the properties to be contributed and sold to the Partnership will remain subject to the VPP obligation. If the wells are required to meet the obligation, please revise your disclosure to quantify the impact this commitment could have on your liquidity, providing a sensitivity analysis if applicable. Please disclose the historic impact this commitment has had on your predecessor.

Response: We have revised the Registration Statement accordingly. Please see pages 68, 106, F-7, F-21 and F-33.
Critical Accounting Estimates, page 68
26.	Please revise the discussion of your critical accounting estimates to provide an analysis of your specific sensitivity to change based on outcomes that are reasonably likely to occur and have a material effect. In addition, please ensure each accounting estimate discussion addresses the material implications of the uncertainties that are associated with the underlying methods, assumptions and estimates. Please refer to FRC Section 501.14 for further guidance

Response: We have revised the Registration Statement accordingly. Please see pages 69 and 70.
Business, page 72
Competitive Strengths, page 74
27.	You indicate in the summary that you intend to use external financing to increase your production and proved reserves and, in the risk factor discussion, disclose the risks associated with reliance on debt for future acquisitions. Similarly, on page 66, you disclose your intention to enter into a credit facility. The last bullet point under this

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heading should be placed within the context of the aforementioned statements. Please revise your disclosure accordingly.

Response: We have revised the Registration Statement accordingly. Please see page 75.
Our Oil, NGL, and Gas Data, page 75
28.	While you indicate that you will focus on the acquisition of developed properties, you also disclose that you may acquire undeveloped properties and midstream assets. Please clarify the anticipated timeframe within which you intend to pursue the latter type of acquisitions.

Response: The Partnership is not currently a party to any agreements or understandings to acquire undeveloped properties or midstream assets. Accordingly, we are unable to provide any timeframe pursuant to which we may undertake such actions, if at all.
Delivery Commitments, page 79
29.	Please clarify throughout the statement that “virtually all” the wells contributed and sold to you in connection with your formation are burdened by the VPP. Quantify the percentage of wells, if any, that are not subject to the VPP.

Response: We have revised the Registration Statement on page 23 to show that all but 16 out of the 1,070 wells in which the Partnership will have a working interest are burdened by the VPP. We believe that “virtually all” is an appropriate description in the context in which it is later used.
Principal Customers and Marketing Arrangements, page 79
30.	Please file your agreements with Plains Marketing, L.P., ONEOK Inc., and TEPPCO Crude Oil as exhibits to the registration statement, or tell us why these are not required to be filed.

Response: The Partnership, Partnership Predecessor and the individual properties themselves are not and will not be a party to the agreements with Plains Marketing, L.P., ONEOK Inc. or TEPPCO Crude Oil. The Partnership, after Closing, will receive its revenues from Pioneer as the operator of the underlying oil and gas properties, pursuant to the provisions of the standard industry joint operating agreements to which the oil and gas properties are subject and to which the Partnership will be a party. We have revised pages 24 and 81 of the Registration Statement to make this clear. Because the Partnership is not party to the agreements with Plains Marketing, L.P., ONEOK Inc. or TEPPCO Crude Oil, they are not material contracts of the Partnership, and we do not believe it is appropriate to file the contracts as exhibits to the Registration Statement.

Securities and Exchange Commission September 13, 2007 Page 10
Management, page 86
31.	Rather than disclosing that you anticipate the executive officers will devote “significantly less than the majority of their time to your business in the foreseeable future,” please provide a reasonable estimate of the amount of time that you anticipate each of the executive officers of the general partner and Pioneer will spend on your affairs relative to the business of Pioneer.

Response: Because the Partnership is not yet operating, we are unable to determine a more precise estimate as to the time that our executive officers will devote to its activities. In addition, because of the methodology that we will use to determine the reimbursement of general and administrative expenses as described on page 106 of the Registration Statement, we will not track the percentage of time that the executive officers of our general partner and Pioneer will spend on our affairs. Finally, we would point out that the amount of time that the executive officers of our general partner and Pioneer will spend on our affairs will vary by individual and from period to period, however, it is expected that such executive officers will devote as much of their time as may be reasonable and necessary for the operation of our business.
Pioneer’s Compensation Methodology, page 90
32.	You indicate that you will reimburse Pioneer for expenses including “salary, bonus, [and] incentive compensation.” It would appear that you should provide the disclosure required by Item 402 of Regulation S-K to the extent that the individuals listed under “Directors and Executive Officers” are compensated for their services to the issuer.

Response: The reimbursement to Pioneer under the Administrative Services Agreement will initially be based on a methodology of determining the Partnership’s share, on a per BOE basis, of a pool of certain of the general and administrative costs incurred by Pioneer, including costs attributable to compensatory expenditures paid to officers of Pioneer. As such, the allocation of compensatory expenditures will be no different than the allocation of any other Pioneer general and administrative expense (i.e., each such expense, as a part of total general and administrative expenses, will be allocated on the basis of the respective production of Pioneer and the Partnership).

On January 24, 2007, the Staff issued guidance on Item 402 of Regulation S-K. In “Interpretive Responses Regarding Particular Situations — 1.03”, the Staff advises that in the event a subsidiary of a public company is going public and the officers of the subsidiary previously were officers of the parent, the registration statement of the subsidiary would not be required to include compensation previously awarded by the parent corporation. We respectfully submit that this guidance applies to our Registration Statement and therefore the disclosure required by Item 402 should not be included.

33.	In addition, revise your discussion to place greater emphasis on the relevance of the compensatory policies of Pioneer to your overall expenditures given that a portion of such costs may be allocable to you. In this regard, consistent with the requirements of

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Item 402(b)(1)(v) of Regulation S-K, discuss whether any of the incentive compensation targets that were established for 2007 are financial or operational targets relating to the assets that you will acquire. Moreover, to the extent any of the officers performing services for you will be assessed based on their “individual performance” or delivery of services specifically to you, we would expect to see disclosure regarding specific aspects of individual performance that would be considered in determining the appropriate amount of the bonus payment. See Item 402(b)(2)(vii) of Regulation S-K.

Response: We have revised the Registration Statement accordingly. Please see page 91.

No incentive compensation, financial or operational targets were established for 2007 in connection with the assets that we will acquire and none have been established for 2008. In addition, none of our officers’ performance will be evaluated based on their individual performance or delivery of services to the Partnership for 2007.
Certain Relationships and Related Party Transactions, page 102
34.	Please disclose who is responsible for approving related party transactions. Further, in this regard, describe the policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(b) of Regulation S-K. The description must include the material features of these policies and procedures that are necessary to understand them. Also, identify any transactions required to be reported pursuant to Item 404(a) of Regulation S-K where the policies and procedures did not require review, approval or ratification or where such policies and procedures were not followed. Finally, to the extent that no such procedures or policies were in place at the time of the referenced transactions, revise to make this clear. See Item 404(b) of Regulation S-K.
Response: We have revised the Registration Statement accordingly. Please see pages 107 and 108.

35.	As noted in a prior comment, please file all material contracts between the related parties referenced in this section. We may have further comment following our review.

Response: We acknowledge the Staff’s comment and will file all omitted material related party contracts as soon as practicable. We have filed forms of the Omnibus Agreement and Administrative Services Agreement with Amendment No. 1. We will timely file all remaining material related party contracts to allow the Staff a sufficient amount of time to review them prior to the distribution of the preliminary prospectus.

Securities and Exchange Commission September 13, 2007 Page 12
Administrative Services Agreement, page 103
36.	Please provide an estimate, expressed as a percentage of the total dollar amount you anticipate paying to Pioneer and its subsidiaries, that is attributable to compensatory expenditures paid to the executive officers who render services to you and who also serve as officers and director to Pioneer Natural Resources USA, Inc.

Response: The reimbursement to Pioneer under the Administrative Services Agreement will initially be based on a methodology of determining the Partnership’s share, on a per BOE basis, of a pool of certain of the general and administrative costs incurred by Pioneer, including costs attributable to compensatory expenditures paid to officers of Pioneer. As such, the allocation of compensatory expenditures will be no different than the allocation of any other Pioneer general and administrative expense (i.e., each such expense, as a part of total general and administrative expenses, will be allocated on the basis of the respective production of Pioneer and the Partnership). We are not able to estimate the percentage that the compensatory expenditures to be paid to officers of Pioneer represent of the total dollar amount that we anticipate paying to Pioneer because such expenditures are a function of the overall pool of general and administrative costs, which costs will vary as the individual components of general and administrative costs vary from period to period. However, in our future public filings made pursuant to the requirements of the Securities Exchange Act of 1934, we will disclose the exact amount of compensation paid to executive officers as required by Regulation S-K.

Please see page 106 of the Registration Statement for a more detailed discussion of the calculation of the reimbursement.
37.	Please revise to clarify overall how the general partner will be reimbursed for charges incurred on your behalf, including how charges will be allocated amongst the parties. Discuss provisions, if any, which would ensure that the reimbursable expenses that the general partner allocates to you are determined in good faith.

Response: Although the Partnership Agreement provides for the reimbursement of the general partner’s expenses, it is presently anticipated that all of the Partnership services for which reimbursement will be sought will be provided by Pioneer (rather than the general partner) under the Administrative Services Agreement filed as exhibit 10.5 to Amendment No. 1. Please see pages 105 and 106 for a description of that agreement and the methodology by which Pioneer will be reimbursed. In the event that the general partner incurs expenses directly related to the provision of third-party services to the Partnership, those costs will be reimbursed by the Partnership at the amount actually billed by the third party.

38.	Provide further context regarding how the cost of $1.08 per BOE of your production was established as the appropriate reference point for determining the anticipated fee to be paid. In this regard, we note reference to the possible adjustment of the amount or methodology of the fee determination based on annual reviews with the Pioneer GP board of directors. Please supplement your disclosure to provide further insight into the factors that would be considered in making the adjustments. Indicate whether the entire board or only independent members of the board of the GP will be involved in the review process.

Response: We have revised the Registration Statement accordingly. Please see page 106.

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Note 3. Summary of Significant Accounting Policies
Allocation of costs, page F-21
39.	Revise to disclose, if true, that those expenses specifically identified as applicable to the Predecessor have been included in its financial statements. We understand other costs are required to be allocated using a reasonable method as they are unable to be specifically identified. Please refer to SAB Topic 1:B, question 2.

Response: We have revised the Registration Statement accordingly. Please see pages F-20 and F-31.
Note 7. Commitments and Contingencies, page F-34
40.	Please expand your disclosures to identify the amount of barrels of oil equivalent that were subject to the VPP and the related percentage of your annual production for each period presented in your financial statements. In addition, we note Pioneer will reimburse the Partnership for the value of production subject to the VPP obligation. Please disclose how the value of the production subject to the VPP obligation will be determined and how and when it will be recognized in your financial statements. For example, clarify if the cash payments will be recognized upon transfer of title, risks and rewards under the VPP obligation as revenue or at a later date. Please make similar revisions to your disclosures in the March 31, 2007 financial statements.

Response: We have revised the Registration Statement accordingly. Please see pages F-7, F-21 and F-33.

Engineering Comments
Summary, page 1
Securities and Exchange Commission September 13, 2007 Page 14
Summary Reserve and Operating Data, page 15
41.	We note your statement, “The pro forma proved reserves as of December 31, 2006 for the Partnership Properties were audited by NSAI, our independent petroleum engineers,” and the audit letter from your third party engineer in Appendix C. Please amend your document to:
•	Disclose the differences between a reserve audit and a financial audit.

•	Address the procedures used by the third party engineer to arrive at the opinion that your reserves are “in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles.”

•	Provide to us a listing of “generally accepted petroleum engineering and evaluation principles” and cite a reference for it in your document.

•	Discuss the procedures you follow to reconcile differences between your estimates and those performed by the third party engineer.

•	Disclose the numerical difference between your estimates and those of your third party engineer.
Response: We have revised the Registration Statement accordingly. Please see page 77.

42.	We note your statement, “The pro forma standardized measure and proved reserves are less than the respective historical amounts reflected in the above table as of December 31, 2006 because we will be charged COPAS fees beginning at the closing of this offering, instead of the direct internal costs of Pioneer, which results in higher lease operating expenses.” Please amend your document to disclose the figures, total and per BOE, for the historical “direct internal costs of Pioneer” and the COPAS fees.

Response: We have revised the Registration Statement accordingly. Please see pages 12, 15, 56, 78 and 79.

43.	Please revise your presentation of proved reserves to include the degree of depletion for these properties, i.e. the proved reserves divided by the sum of proved reserves and cumulative production.

Response: We acknowledge the Staff’s comment but respectfully do not believe that the requested presentation is meaningful disclosure to an investor. On page one of the Registration Statement, we have provided the reserve-to-production ratio in years and the estimated 2007 production decline rate, which we believe provide the reader with meaningful forward looking information. Additionally, many of these wells were drilled prior to the maintenance of public databases of historical production and were acquired by Pioneer at varying

Securities and Exchange Commission September 13, 2007 Page 15
stages in their life cycle. For these reasons we do not have reliable available data by which to make the computation as requested by the Staff.
Risk Factors, page 16
Our estimated proved reserves are based on many assumptions,.... page 24
44.	We note your statement, “For example, if oil prices at December 31, 2006 had decreased by $5.00 per barrel, then our pro forma standardized measure of proved reserves as of December 31, 2006 would have decreased by $29.7 million, from $288.0 million to $258.3 million.” Please expand this to include the effect of this price change on your proved reserve estimates.

Response: We have revised the Registration Statement accordingly. Please see page 22.
Cash Distribution Policy and Restrictions on Distributions, page 40
Estimated Cash Available to Pay Distributions, page 45
45.	Please furnish to us a spreadsheet rendition — in digital and hard copy format — of all the details of your EBITDAX calculation projected for the 12 months ending September 30, 2008. Reconcile the gas price per MMBTU associated with your hedges with the gas price per MCF used in your future production schedules. Please include a future production schedule for your total disclosed proved reserves with at least the first five years by month.
Please direct these items to:
U.S. Securities & Exchange Commission
100F Street, N.E.
Washington, DC 20549-7010
Attn: Ronald M. Winfrey
Response: We sent the requested updated data to Mr. Ron Winfrey on September 12, 2007. In addition, as to the reconciliation of the gas price, we have provided additional disclosure on pages 48 and 49 of the Registration Statement.
Business, page 72
Our Production, Price and Cost History, page 77
46.	Please revise your presentation of historical product prices to disclose the effects of your predecessor’s hedging program.

Securities and Exchange Commission September 13, 2007 Page 16
Response: As disclosed on page 62 of the Registration Statement under the heading “Purchase of Derivatives,” the historical results do not contain any costs related to derivative transactions because the derivatives used by Pioneer to hedge production were not designated to the Partnership Properties.

Securities and Exchange Commission September 13, 2007 Page 17
     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, Robert Kimball at (214) 220-7860 or William Finnegan at (713) 758-3704.

Very truly yours,

PIONEER SOUTHWEST ENERGY PARTNERS L.P.

By:	Pioneer Natural Resources GP LLC, its general partner

By:	/s/ Richard P. Dealy

Richard P. Dealy

Executive Vice President, Chief

Financial Officer, Treasurer and Director

cc:	William Finnegan, Esq. (by facsimile)
Vinson & Elkins LLP
2500 First City Tower
1001 Fannin Street Houston, Texas 77002-6760

Robert Kimball, Esq. (by facsimile)
Vinson & Elkins LLP
2001 Ross Avenue Suite 3700
Dallas, Texas 75201-2975